CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V

MAIN TOW
NEUE MAINZER ST
60311 FRANKFURT

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

File No. 82-2337

July 30, 2002

VIA HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of I.E.M., S.A. de C.V. (File No. 82-2337) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, I.E.M., S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translation of (1) the Company's annual report filed with the Mexican National Banking and Securities Commission, dated June 27, 2002 and (2) the Company's completed questionnaire regarding its corporate management during 2001, as filed with the Mexican National Banking and Securities Commission.

If you have any questions or require any further information, please do not hesitate to contact the undersigned or Jorge U. Juantorena of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Mitchell Raab

Enclosure

cc: Lic. Alejandro Archundia
Jorge U. Juantorena

ANNUAL REPORT ACCORDING TO CIRCULAR LETTER 11-33

NAME OF THE COMPANY: IEM, S A. DE C.V

ADDRESS OF THE COMPANY: AV. DR GUSTAVO BAZ Nº 340 COL. FRACC. INDL. BARRIENTOS TLALNEPANTLA, EDO. DE MÉX.

SPECIFICATIONS OF THE CHARACTERISTICS OF THE SECURITIES:

A AND B

QUOTING CODE: IEM

SAID SECURITIES ARE REGISTERED IN THE SECURITIES SECTION AND OPERATE IN THE MEXICAN STOCK MARKET (BMV)

ARTICLE 14 of the Securities Market Law.- The registration in the National Register of Securities and Intermediaries does not imply a certification regarding the value of the security nor the financial standing of the issuer.

ANNUAL REPORT SUBMITTED IN COMPLIANCE WITH THE CIRCULAR LETTER 11-33 OF THE SECURITIES AND EXCHANGE COMMISSION (CNBV) AS OF 27 JUNE, 2002

I. GENERAL INFORMATION

1. IT IS NOT DEEMED NECESSARY.

2. SALES FOR THE YEAR 2001 AMOUNTED TO 626.8 MILLION PESOS BY DECEMBER 2001, THE OPERATING PROFIT FOR THE YEAR 2001 WAS 18.4 MILLION PESOS BY DECEMBER 2001, THE FINANCIAL INTEGRAL COST FOR THE YEAR 2001 WAS 11.9 4 MILLION PESOS BY DECEMBER 2001, THE YEAR 2001 NET PROFIT WAS 6.5 MILLION PESOS BY DECEMBER 2001.

3. THE BROADENING OF OPPORTUNITIES FOR INTERNATIONAL BIDDING IN THE ELECTRIC SECTOR, I.E., COMISIÓN FEDERAL DE ELECTRICIDAD (CFE) AND COMPAÑÍA DE LUZ Y FUERZA DEL CENTRO (CLYF) MAKES IT HARDER TO BILL ORDERS FOR THE FOLLOWING YEARS. THE PESO-DOLLAR CURRENCY EXCHANGE RATE IS MAKING OUR PRICES LESS COMPETITIVE BEFORE THE FOREIGN COMPETITORS.

4. . NO OTHER SECURITIES HAVE BEEN REGISTERED IN THE "RNVI". ALL LEGAL AND FINANCING INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

5. THERE HAVEN'T BEEN ANY CHANGES NOR AMENDMENTS TO ANY OF THE SECURITIES REGISTERED IN THE "RNVI" (NATIONAL REGISTRY OF SECURITIES AND INTERMEDIARIES).

6. . IT IS NOT APPLICABLE CONSIDERING THE TIME IEM HAS BEEN REGISTERED IN THE MEXICAN STOCK EXCHANGE.

II. THE COMPANY

1. IEM, S.A. DE C.V.

25 AUGUST 1945

TERM: 99 YEARS

CURRENT ADDRESS: AV. DR. GUSTAVO BAZ NO.340 FRACC. INDUSTRIAL BARRIENTOS TLALNEPANTLA, EDO. DE MEXICO C.P. 54110 TEL. 57299700

2.

A. MANUFACTURING AND SELLING OF SEVERAL KINDS OF ELECTRIC EQUIPMENT SUCH AS MONOPHASIC AND THREE-PHASE POST-LIKE TRANSFORMERS, PEDESTAL-LIKE TRANSFORMERS, POWER TRANSFORMERS IN DIFFERENT CAPACITIES, CAGE-LIKE HORIZONTAL ELECTRIC ENGINES, WOUND ROTOR-TYPE, SPECIAL ELECTRIC ENGINES ALL OF THEM IN DIFFERENT CAPACITIES, BREAKERS, BLADES, FUSES, ALL OF THEM IN DIFFERENT CAPACITIES.

GENERAL DESCRIPTION OF THE MANUFACTURING PROCESSES: NUCLEUS MANUFACTURING, COIL MANUFACTURING, VATS AND CARCASSES MANUFACTURING, COMPONENTS AND PARTS PURCHASING, COIL-NUCLEUS ASSEMBLY, VAT OR CARCASS COIL-NUCLEUS ASSEMBLY, AND PARTS ASSEMBLY AND TESTS.

MAIN SUPPLIERS:

SERVILAMINA SUMMIT

ACEITES y PRODUCTOS y SERVICIOS

CORMAG DE MÉXICO

EHV WEIDMAN DE MÉXICO

NACIONAL DE CONDUCTORES ELÉCTRICOS

CONDUMEX INC.

MR. REIHAUSEN

S A L E S

(MILLIONS OF MEXICAN PESOS)

	2001	%	2000	%	1999	%
ELECTRIC EQUIPMENT TYPE 1	193,818	31	530,675	47	467,917	46
ELECTRIC EQUIPMENT TYPE 2	340,287	54	462,929	41	424,514	42
OTHERS	92,697	15	135,492	12	124,787	12
TOTAL	626,802	100	1,129,096	100	1,017,218	100

B. THERE IS A DEALER'S NETWORK, NATIONWIDE IN MEXICO, AS WELL AS THE COMPANY'S SALES FORCE..

C. THE COMPANY HAS PATENTS, LICENSES AND TRADEMARKS DULY REGISTERED.

D. MAIN CUSTOMERS

COMISIÓN FEDERAL DE ELECTRICIDAD
LUZ Y FUERZA DEL CENTRO
PRESS METAL
NACIONAL DE CONDUCTORES ELÉCTRICOS
ROGERS EQUIPMENT SALES
TELÉFONOS DE MÉXICO

E. TAX PAYING STATUS: BUSINESS CORPORATION AND IN A GENERAL LEGAL REGIME.

F. TOTAL EMPLOYEES AS OF 31 DECEMBER 2001

		%
ADMINISTRATIVE	362	27
UNION WORKERS	963	73
TOTAL	1325	100

THE RELATIONSHIP WITH THE UNION IS RULED ACCORDING TO A LABOR CONTRACT.

G. THE COMPANY'S PRODUCTS ARE BEING SOLD IN A VERY COMPETITIVE AND INTERNATIONAL MARKET.

H.

SALES

(MILLIONS OF MEXICAN PESOS)

	2001	%	2000	%	1999	%
DOMESTIC	571,657	94	1,063,048	94	953,512	94
EXPORTATION	55,147	6	66,048	6	63,706	6
TOTAL	626,804	100	1,129,096	100	1,017,218	100

I. THE SOCIETY IS PART OF GRUPO CONDUMEX.

J. REAL ESTATE, BUILDINGS, MACHINERY AND EQUIPMENT. ACCOUNTS RECEIVABLE, INVENTORIES.

K. THERE ARE NO JUDICIAL PROCEEDINGS.

L. CAPITAL STOCK REPRESENTATIVE SHARES.

INTEGRATION OF CAPITAL STOCK PAID

	AMOUNT OF SHARES		CAPITAL STOCK (THOUSANDS OF MEXICAN PESOS)	
SERIES	FIXED ALLOTMENT	VARIABLE ALLOTMENT	CONSTANT	VARIABLE
A	2,550,000	13,928,014	1,274	6,726
B	2,450,000	13,433,699	1,226	6,462
T O T A L	5,000,000	27,415,713	2,500	13,188

M.. THERE HAS BEEN NO ISSUANCE IN THE LAST THREE YEARS.
THERE HAS BEEN NO STATEMENT OF DIVIDENDS IN THE LAS THREE YEARS.

III. FINANCIAL INFORMATION

1.

	2001	%	2000	%	1999	%
(THOUSANDS OF MEXICAN PESOS)						
NET SALES	626,804	100	1,129,096	100	1,017,218	100
GROSS PROFIT	76,774	12	278,376	25	239,465	24
OPERATION PROFIT	18,400	3	207,621	18	171,568	17
PROFIT BEFORE TAXES	9,502	2	167,343	15	138,792	14
NET PROFIT	6,515	1	88,177	7	89,747	9
PROFIT PER SHARE *	0.00		2.47		2.77	
PURCHASE OF R. EST. & EQUIP.	12,551		24,766		20,043	
DEPREC. & REDEMP. IN THE YEAR	20,841		19,385		19,025	
TOTAL ASSETS	711,853		706,274		695,669	
TOTAL LIABILITIES	358,267		358,005		369,186	
TOTAL L.P. LIABILITIES	0		0		0	
STOCKHOLDERS EQUITY	353,586		348,269		326,483	
DIVIDENDS	NOT DECLARED		NOT DECLARED		NOT DECLARED	

*PESOS

ANALYSIS COMMENTS WILL BE MADE IN THE FOLLOWING POINT.

2. MANAGEMENT COMMENTS AND ANALYSIS REGARDING THE COMPANY'S OPERATION INCOME AND FINANCIAL SITUATION

A) OPERATION INCOME.

THERE WAS A 46.8% SALES DECREASE IN THE YEAR 2001 SALES IN REAL TERMS, AGAINST THE PREVIOUS YEAR. SAID DECREASE WAS BECAUSE OF AN INCREASING OPENING OF THE ELECTRIC SECTOR IN PURCHASING ABROAD, WHICH MAKES IT MORE DIFFICULT AND COMPLICATED GETTING ORDERS, AS WELL AS THE DELAY IN THE BIDS FOR "COMISION FEDERAL DE ELECTRICIDAD" AND "COMPAÑÍA DE LUZ Y FUERZA DEL CENTRO".

THERE WAS A 73.6% GROSS PROFIT DECREASE IN REAL TERMS IN THE YEAR 2001 CAUSED BY THE LOW VOLUME OF SALES DURING THE AFOREMENTIONED YEAR.

THERE WAS AN 91.5% OPERATION PROFIT DECREASE IN REAL TERMS IN THE YEAR 2001, AGAINST THE PREVIOUS YEAR DUE TO A 12.4% CUT DOWN IN REAL TERMS SAID YEAR 2001, WHICH WAS INSUFFICIENT TO COMPENSATE THE SALES REDUCTION.

THERE WAS AN 66.7% FINANCING INTEGRATED COST DECREASE IN REAL TERMS, AGAINST THE PREVIOUS YEAR MAINLY BECAUSE OF A DECREASE IN THE BANKING INTEREST RATES, AS WELL AS THE APPRECIATION OF THE PESO AGAINST THE U$ DOLLAR..

B). FINANCIAL SITUATION, LIQUIDITY AND CAPITAL MEANS.

THE WORKING CAPITAL DECREASED AGAINST THE PREVIOUS YEAR MAINLY BECAUSE OF THE LOSS OF CUSTOMERS; INVENTORIES INCREASED AT YEAR-END TO HONOR THE BILLING COMMITMENTS OF THE FIRST MONTHS OF 2002. NEXT ARE SOME REASONS AND FINANCIAL PROPORTIONS OF THE LAST THREE YEARS.

	2001	2000	1999
YIELD			
NET INCOME TO NET SALES	1.03%	7.13%	8.85%
NET INCOME TO STOCKHOLDERS' EQUITY	1.85%	23.07%	27.54%
NET INCOME TO TOTAL ASSETS	0.91%	11.39%	12.95%
LEVERAGE			
TOTAL LIABILITIES TO TOTAL ASSETS	50.33%	50.69%	53.07%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.01 TIMES	1.03 TIMES	1.13 TIMES
LIABILITIES IN FOREIGN CY. TO TOTAL LIABILITIES	21.02%	3.24%	10.99%
LIQUIDITY			
CURRENTS ASSETS TO CURRENT LIABILITIES	1.53 TIMES	1.56 TIMES	1.22 TIMES
CURRENT ASSETS MINUS INVENTORY TO CURRENT LIABILITIES	0.82 TIMES	1.03 TIMES	0.85 TIMES
CURRENT ASSETS TO TOTAL LIABILITIES	1.23 TIMES	1.22 TIMES	1.21 TIMES

THERE ARE NO CREDITS NOR FISCAL DEBTS AND THERE ARE NO OVERDUE PAYMENTS.

I. SOCIAL BY-LAWS AND OTHER AGREEMENTS

THE BOARD OF DIRECTORS IS EMPOWERED TO DETERMINE COMPENSATION PLANS FOR EXECUTIVES, EVEN THOUGH NOT EXPRESSLY.

SAID ENTITY ISN'T EXPRESSLY ENTITLED TO MAKE DECISIONS REGARDING ANY OTHER MATTER WHERE ANY OF ITS MEMBERS MIGHT HAVE SOME PERSONAL INTEREST.

THE SOCIETY ONLY HAS ORDINARY SHARES, WHICH HAVE FULL VOTING RIGHT.

THE ATTENDANCE QUORUM , AS SET IN THE SOCIAL BY-LAWS TO DECLARE A STOCKHOLDERS GENERAL ORDINARY MEETING LEGALLY IN ORDER IS FOR AT LEAST HALF OF THE CAPITAL STOCK IN THE FIRST SUMMONS, AND IN ANY SECOND OR THIRD SUMMONS, WHATEVER THE AMOUNT OF REPRESENTED SHARES AS WELL AS THE CORRESPONDING DECISIONS, SHALL BE VALIDATED WITH THE FAVORABLE VOTE OF THE MAJORITY OF THE ATTENDANTS' BALLOTS.

THE ATTENDANCE QUORUM , AS SET IN THE SOCIAL BY-LAWS TO DECLARE A STOCKHOLDERS GENERAL ORDINARY MEETING LEGALLY IN ORDER, IS FOR THE FIRST SUMMONS WITH 75% OF THE CAPITAL STOCK, AND IN ANY SECOND OR OTHER SUMMONS, WITH 50% OF THE CAPITAL STOCK, AND ALL DECISIONS WILL BE VALIDATED WITH THE FAVORABLE VOTE CORRESPONDING TO THE AMOUNT OF SHARES REPRESENTING AT LEAST HALF OF THE CAPITAL STOCK

ALL SHARES ISSUED BY THE SOCIETY HAVE ONLY THE CORPORATE AND PATRIMONIAL RIGHTS AS SET IN THE SOCIAL BY-LAWS AND DO NOT HAVE ANY OTHER RIGHTS RELATED TO SAME, AND HENCE THERE EXISTS NO PROCEDURE THAT CAN BE TO FOLLOWED TO CHANGE SAID RIGHTS.

IEM, S.A. DE C.V. HAS NO KNOWLEDGE OF ANY NON BY-LAWS AGREEMENT TO DELAY, PREVENT, DEFER OR MAKE MORE EXPENSIVE, ANY CHANGE IN THE MANAGEMENT OF THE COMPANY, IN A TRUST OR IN ANY OTHER MECHANISM THAT MIGHT COME TO ENCROACH THE CORPORATE RIGHTS GRANTED BY THE SHARES TO THEIR STOCKHOLDERS, NOR OF ANY STATUTORY CLAUSE OR AGREEMENT AMONG THE STOCKHOLDERS THAT MAY COME TO ENCROACH OR RESTRICT THE MANAGEMENT OF THE COMPANY OR ITS SHAREHOLDERS.

2. MANAGEMENT AND SHAREHOLDERS

IEM, S.A. DE C.V. BOARD OF DIRECTORS HAS 5 DIRECTORS AND THEIR CORRESPONDING ALTERNATE DIRECTORS FOR THE SOCIAL YEAR 2002

THE DIRECTORS ARE APPOINTED BY THE SHAREHOLDERS IN THE ORDINARY GENERAL MEETINGS

THE FACULTIES OF THE BOARD OF DIRECTORS ARE AS FOLLOWS: A) APPOINT AND REMOVE THE SOCIETY'S DIRECTOR GENERAL; B) DETERMINE HOW THE VOTES CORRESPONDING TO THE SHARES OWNED BY THE SOCIETY IN THE STOCKHOLDERS ORDINARY AND EXTRAORDINARY MEETINGS OF THE DIFFERENT SOCIETIES WHERE IT HOLDS THE MAJORITY OF STOCK, MUST BE ISSUED; C)TO APPROVE, PRIOR TO THE AUTHORIZATION OF THE STOCKHOLDERS ORDINARY GENERAL MEETING THE ACQUISITION OR SALE OF STOCK, OR THE ENFORCEMENT OF THE RIGHT FOR WITHDRAWAL, IN CERTAIN CASES; D) OPEN BRANCHES OR AGENCIES OF THE SOCIETY; AND, E) ALL OTHER FACULTIES GRANTED BY LAW.

LAST BUT NOT LEAST, IT IS DETERMINED THAT BESIDES THE RESPONSIBILITIES SET IN THE SOCIAL BY-LAWS AND OTHER LEGAL ORDINANCES, THE BOARD OF DIRECTORS WILL ALSO: I) DETERMINE THE STRATEGIC VISION OF THE SOCIETY; (II) MAKE SURE THAT STOCKHOLDERS AND THE MARKET ALIKE, MAY HAVE ACCESS TO THE SOCIETY'S PUBLIC INFORMATION; III) SET INTERNAL CONTROL MECHANISMS; (IV) APPRAISE REGULARLY THE DIRECTOR GENERAL'S PERFORMANCE AND THE SOCIETY'S TOP EXECUTIVES.

THE MEMBERS OF THE BOARD OF DIRECTORS

NAME	POSITION	YEARS AS DIRECTOR
MR. ARMANDO RIMOLDI RENTERIA	DIRECTOR	SIX
MR. FRANCISCO J. REED Y MARTIN DEL CAMPO	DIRECTOR	SEVENTEEN
MR. ANTONIO SIERRA GUTIÉRREZ	DIRECTOR	FIVE
MR. QUINTIN BOTAS HERNANDEZ	DIRECTOR	SIX
MR. JAIME SETIEN RODRIGUEZ	DIRECTOR	FIVE
MR. GUILLERMO MUÑOZ LARA	ALTERNATE DIRECTOR	TWO
MR. FERNANDO RAFAEL AGUADO GUTIERREZ	ALTERNATE DIRECTOR	NINE
MR. GONZALO LIRA CORIA	ALTERNATE DIRECTOR	SEVEN
MR. MANUEL PALMA CEBALLOS	ALTERNATE DIRECTOR	ONE
MR. JOSE RAMON NEVAREZ JACQUES	ALTERNATE DIRECTOR	NINE

MEMBERS OF IEM, S.A. DE C.V. BOARD OF DIRECTORS

CHAIRMAN	MR. ARMANDO RIMOLDI RENTERÍA
SECRETARY	MR. ALEJANDRO ARCHUNDIA BECERRA

2. IEM, S.A. DE C.V. TOP OFFICERS

DIRECTOR GENERAL
MR. ARMANDO RIMOLDI RENTERÍA
AGE 55 YEARS. SENIORITY 32 YEARS

OFFICERS OF THE SUBSIDIARY INDUSTRIAS IEM, S.A. DE C.V.

TRANSFORMERS GENERAL MANAGER
MR. JOSE DE JESUS LOPEZ CHAVEZ
AGE 56 YEARS. SENIORITY 32 YEARS

ENGINEERING AND DEVELOPMENT MANAGER
MR. ALVARO CANCINO QUIROZ
AGE 50 YEARS. SENIORITY 26 YEARS.

QUALITY ASSURANCE MANAGER
MR. LUIS ORTIZ BUENDIA
AGE 46 YEARS. SENIORITY 24 YEARS

INDUSTRIAL RELATIONS MANAGER
MR. GILBERTO GONGORA CASTILLO
AGE 57 YEARS. SENIORITY 33 YEARS

ENGINES MANAGER
MR. DANIEL SANCHEZ ORTIZ
42 YEARS. SENIORITY 22 YEARS.

SAFETY EQUIPMENT MANAGER
MR. CARLOS FLORES MACÍAS
AGE 47 YEARS. SENIORITY 17 YEARS.

SYSTEMS MANAGER
MR. FRANCISCO QUIROZ BARRON
AGE 51 YEARS. SENIORITY 29 YEARS.

MATERIALS MANAGER
MR. SALVADOR COLIN PÉREZ
AGE 54 YEARS. SENIORITY 24 YEARS.

GENERAL COMPTROLLER
MR. FERNANDO RAFAEL AGUADO GUTIERREZ
AGE 57 YEARS. SENIORITY 22 YEARS.

GOVERNMENT COMMERCIAL SECTOR MANAGER.
MR. ISMAEL CASTRO GARCIA
AGE 58 YEARS. SENIORITY 26 YEARS.

ALTERNATIVE ENERGIES COMMERCIAL MANAGER
MR. VICTOR MANUEL HERNANDEZ AGUILERA
AGE 43 YEARS. SENIORITY 13 YEARS.

PRICING AND ADMINISTRATIVE MANAGER
MR. ANDRES MARTINEZ HERNANDEZ
AGE 51 YEARS. SENIORITY 27 YEARS.

SAFETY EQUIPMENT SALES MANAGER
MR. JOSE LUIS TRUJILLO FLORES
AGE 54 YEARS. SENIORITY 25 YEARS.

IEM, S.A. DE C.V. DOESN'T GRANT ANY KIND OF COMPENSATIONS NOR PAYMENTS TO ITS DIRECTORS AND OFFICERS, NOR ARE THEY PAID ANY FEES FOR THEIR ATTENDANCE TO ANY BOARD MEETING

IEM, S.A. DE C.V. DOESN'T CONTEMPLATE ANY PENSION, RETIREMENT NOR ANY OTHER SIMILAR PLAN FOR ITS DIRECTORS NOR OFFICERS

AS FOR THE INFORMATION REGARDING THE INDIVIDUAL SHAREHOLDING OF THE DIRECTORS AND OFFICERS OF THE SOCIETY, IT IS RELEVANT TO MENTION THAT THE SOCIETY DOESN'T HAVE ANY AVAILABLE INFORMATION ON INDIVIDUAL STOCK OWNERSHIP OF THE DIRECTORS OR THE OFFICERS SINCE THEIR SHARES ARE NOT LOGGED IN THE SOCIETY'S STOCK LOG, IN COMPLIANCE WITH ARTICLE 128 OF THE GENERAL COMMERCIAL CORPORATION LAW.

IEM, S.A. DE C.V. HASN'T SIGNED ANY AGREEMENT NOR HAS SET A PROGRAM OF ANY KIND AIMED AT INVOLVING EMPLOYEES IN THE COMPANY'S CAPITAL, SINCE THE SOCIETY DOESN'T HAVE EMPLOYEES.

AS FOR THE INFORMATION REGARDING STOCKHOLDERS OWNING 5% OR MORE OF THE CAPITAL STOCK REPRESENTATIVE SHARES, AS WELL AS THE TEN TOP STOCKHOLDERS OF THE SOCIETY, IT MUST BE STATED THAT GRUPO CONDUMEX, S.A. DE C.V. HOLDS MORE THAN 95% OF IEM, S.A. DE C.V. CAPITAL STOCK

IEM, S.A. DE C.V. HAS NO COMMITMENT WHATSOEVER THAT MIGHT LEAD TO A CHANGE IN THE CONTROL OF THE STOCK.

3. AUDITORS.

THE SOCIETY HAS AN INTERNAL AUDITING DEPARTMENT OF GRUPO CONDUMEX WHICH, AMONG OTHER PROGRAMS AND RESPONSIBILITIES: IS IN CHARGE OF AUDITING THE SOCIETY, MAKING SURE THAT:

ALL POLICIES AND PROCEDURES APPROVED BY THE GENERAL DIRECTION ARE HONORED.

THAT ALL INTERNAL CONTROL SYSTEMS ARE RELIABLE AND SUFFICIENT FOR THE GOOD MANAGEMENT OF THE SOCIETY.

THAT ALL FISCAL AND LEGAL OBLIGATIONS TO WHICH THE SOCIETY IS BOUND TO ARE DULY HONORED.

THAT ALL SUBMITTED FINANCIAL INFORMATION IS RELIABLE AND TIMELY, BASED ON THE HONORING OF ALL ABOVEMENTIONED POINTS AS WELL AS IN ACCORDANCE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

UPON THE TERMINATION OF AN AUDIT, A REPORT IS ISSUE TO THE GENERAL DIRECTION AND TO ALL EXECUTIVES OF THE CORRESPONDING AREAS WHEN DEVIATIONS ARE DETECTED AND MUST BE CORRECTED.

CONDUMEX COMPTROLLERSHIP DIRECTION AND MANAGEMENT, IS RESPONSIBLE FOR THE SELECTION, HIRING AND COORDINATION OF ALL EXTERNAL AUDITORS FOR THE SOCIETY'S AUDIT WHO DETERMINE THE FINANCIAL STATEMENTS AND ISSUE THEIR OPINION, AS WELL.

THE BOARD OF DIRECTORS RELIES ON GRUPO CONDUMEX INTERNAL AUDIT STRUCTURE WHICH ALLOWS IT TO ASSERT THE CORRESPONDING FINANCIAL INFORMATION AND THE EFFECTIVENESS OF ALL INTERNAL CONTROLS AND ACCOUNTING POLICIES FOR THE PREPARATION OF THE SOCIETY'S FINANCIAL INFORMATION.

4. THE COMPANY AND ITS SUBSIDIARIES REGULARLY CARRY OUT FINANCIAL AND COMMERCIAL OPERATIONS WITH SUBSIDIARY ENTITIES OF "GRUPO FINANCIERO INBURSA", WITH TELMEX (THE MEXICAN TELEPHONE COMPANY), AMERICA MOVIL AND SUBSIDIARIES OF "GRUPO CARSO".

V. THE STOCK MARKET

1. Shares of stock structure.

Grupo Condumex is IEM's main stockholder with 99.1% of the capital stock of the entity; the remainder is the hands of the Mexican Stock Exchange shareholders; also, the company has shares* in circulation for an amount of 332,206 series "B" shares, that are subscription free for both Mexican and foreign investors whose shares have the same corporate and patrimonial rights as those for the "A" series.
*Formerly known as American Shares

2. Share of stock behavior in the Mexican Stock Exchange, since 1996, to date.

IEM, "A" SERIES
BMV (MEXICAN STOCK EXCHANGE)

DATE	VOLUME	MAXIMUM	MINIMUM	CLOSE	VOLUME BY VALUE
03/11/1996	6000	3.50	3.50	3.50	21000
03/14/1996	10000	3.60	3.60	3.60	36000
03/19/1996	5000	3.60	3.60	3.60	18000
04/17/1996	6000	3.80	3.80	3.80	22800
05/27/1996	5000	3.80	3.80	3.80	19000
07/03/1996	2000	3.85	3.85	3.85	7700
09/12/1996	10000	3.88	3.88	3.88	38800
09/18/1996	5000	3.86	3.86	3.86	19300
11/11/1997	2000	3.60	3.60	3.60	7200

IEM, "B" SERIES
BMV (MEXICAN STOCK EXCHANGE)

DATE	VOLUME	MAXIMUM	MINIMUM	CLOSE	VOLUME BY VALUE
07/04/1996	5000	3.88	3.88	3.88	19400
07/11/1996	3000	3.88	3.88	3.88	11640
07/18/1996	5000	3.88	3.88	3.88	19400
07/19/1996	1000	3.88	3.88	3.88	3880
03/04/1997	3000	3.88	3.88	3.88	11640
06/05/1997	1000	3.7	3.7	3.7	3700
06/11/1997	2000	3.7	3.7	3.7	7400
11/13/1997	4000	4.1	4.1	4.1	16400
03/06/1998	1000	4.6	4.6	4.6	4600
03/20/1998	2000	5	4.8	5	9800
09/28/1998	7000	5.4	5.4	5.4	37800

VI. ANNEX

STOCK ANNEX 1.1

LETTER WRITTEN BY THE ISSUER'S OFFICERS

TLALNEPANTLA, ESTADO DE MÉXICO, 27 / 06 / 2002

Comisión Nacional Bancaria y de Valores National Banking and Securities Commission
Vicepresidencia de Supervisión Bursátil Vicepresidency of Stock Exchange Supervision
Dirección General de Supervisión de Mercados General Management of Market Supervision
Insurgentes sur 1971, Torre Sur, Piso 9
Col. Guadalupe Inn
01020 México, D.F.

We are referring to the annual report regarding IEM, S.A. DE C.V. capital stock representative shares in the section of Securities of the National Registry of Securities and Intermediaries, to state the following, to this commission:

1. That we are aware of the significance and responsibilities before the stockholders audience, the competent authorities and other individuals involved in the securities market, of being a society with securities registered in the Section of the National Registry of Securities and Intermediaries and that are called out in the Bolsa Mexicana , S.A. de C.V (Mexican Stock Exchange).

2. That we have reviewed the annual report dated 27/06/20002, which was elaborated according to the information handed by officers of this society, and with which we concur. Also, we do not have any Knowledge of relevant information that may have been omitted or forged in said report or that the same may contain information that could be misleading for the investors.

Yours truly

Armando Rimoldi Rentería	**C.P.A. Fernando Rafael Aguado Gutiérrez** **GENERAL COMPTROLLER**
Name and Signature of the Director General	Name and Signature of the Director of Finance or equivalent

QUESTIONNAIRE REGARDING THE CORPORATE MANAGEMENT OF THE ISSUER

IEM, S.A. DE C.V.

1. Board of Directors

REVELATION OF THE APPLICATION OF THE BEST CORPORATE PRACTICES REGARDING THE BOARD OF DIRECTORS AND THE STOCKHOLDERS GENERAL ASSEMBLY FOR THE SOCIAL YEAR 2001

1. REGARDING THE BOARD OF DIRECTORS RESPONSIBILITIES (SEE SECTION II; PRINCIPLE 1) IN THIS SECTION, THE RESPONSIBILITY OF THE BOARD OF DIRECTORS IN THE SOCIETY SHALL BE MENTIONED, ALSO STATING THE VISION OF THE BOARD AND HOW IT FITS WITHIN THE ADMINISTRATIVE PROCESS. ALSO AND WITHIN THE GENERAL OUTLOOK, A DESCRIPTION MUST BE GIVEN REGARDING THE SPECIFIC FUNCTIONS CARRIED OUT BY THE BOARD, STATING WHY THEY ARE CONSIDERED RELEVANT AND NECESSARY.

THE BOARD OF DIRECTORS, AS A PROFESSIONAL ASSOCIATION ENTITY, IS RESPONSIBLE FOR THE REPRESENTATION OF THE SOCIETY AND THE BUSINESS MANAGEMENT CONTEMPLATED IN THE CORPORATE PURPOSE, WITHIN THE LIMITS CONSIDERED IN THE SAME SOCIAL STATUTORY BY-LAWS.

TO FULFILL SAID PURPOSE, THE BOARD OF DIRECTORS HAS THE VISION TO ENSURE AT ALL TIMES A DILIGENT MANAGEMENT FOR THE SOCIETY AND TO CARRY OUT ALL NECESSARY ACTIONS TO COMPLY WITH ITS CORPORATE PURPOSE. HENCE, AND IN ORDER TO HONOR SAID REPRESENTATIVE RESPONSIBILITY FOR THE SOCIETY, THE BOARD OF DIRECTORS GRANTS SEVERAL POWERS OF ATTORNEY, BOTH TO OFFICERS AND THIRD PARTIES, WHICH

ENSURES A MORE FLEXIBLE MODUS OPERANDI ON BEHALF OF THE SOCIETY, TO SATISFY THE PERFORMANCE OF THE CORPORATE PURPOSE..

IT IS IMPORTANT TO MENTION THAT THE DAILY MANAGEMENT OF THE SOCIETY IS THE DIRECTOR GENERAL'S RESPONSIBILITY AS WELL AS A MANAGING TEAM, WHO HAVE THE TOTAL SUPPORT AND SUPERVISION OF THE BOARD OF DIRECTORS, WHICH, AMONG OTHER ISSUES, IS IN CHARGE OF THE DEFINITION OF THE SOCIETY'S STRATEGIC VISION.

THE FACULTIES OF THE BOARD OF DIRECTORS ARE AS FOLLOWS: A) APPOINT AND REMOVE THE SOCIETY'S DIRECTOR GENERAL; B) DETERMINE HOW THE VOTES CORRESPONDING TO THE STOCK OWNED BY THE SOCIETY IN THE STOCKHOLDERS ORDINARY AND EXTRAORDINARY MEETINGS OF THE DIFFERENT SOCIETIES WHERE IT HOLDS THE MAJORITY OF STOCK SHALL BE ISSUED; c) APPROVE, PRIOR TO THE AUTHORIZATION OF THE STOCKHOLDERS ORDINARY GENERAL MEETING , THE ACQUISITION OR SALE OF STOCK, OR THE ENFORCEMENT OF THE RIGHT OF WITHDRAWAL, IN CERTAIN CASES; d) OPEN BRANCHES OR AGENCIES OF THE SOCIETY, AND E) ALL THOSE OTHER FACULTIES THAT WERE EXCLUSIVELY RESERVED BY THE LAW.".

LAST BUT NOT LEAST, IT IS DETERMINED THAT BESIDES THE RESPONSIBILITIES SET IN THE SOCIAL BY-LAWS AND OTHER LEGAL ORDINANCES, THE BOARD OF DIRECTORS WILL ALSO: (i) DETERMINE THE STRATEGIC VISION OF THE SOCIETY; (ii) TO ENSURE THAT BOTH THE STOCKHOLDERS AND THE MARKET MAY HAVE ACCESS TO THE PUBLIC INFORMATION OF THE SOCIETY; (iii) MAKE SURE THAT THE SOCIETY HAS ALL THE NECESSARY MECHANISMS SO IT CAN VERIFY IT COMPLIES WITH ALL THE DIFFERENT APPLICABLE LEGAL RESOLUTIONS AND (v) APPRAISE REGULARLY THE DIRECTOR GENERAL AND TOP OFFICERS' PERFORMANCE OF THE SOCIETY..

I) REGARDING THE BOARD OF DIRECTORS STRUCTURE (SEE SECTION I, PRINCIPLES 10,11 AND 14).

IT WILL BE RELEVANT TO MENTION IN THIS SECTION, THE STRUCTURE OF THE BOARD OF DIRECTORS. IT WILL ALSO BE NECESSARY TO POINT WHETHER THERE EXIST INTERMEDIATE ORGANISMS THAT HELP THE BOARD IN CARRYING OUT ITS RESPONSIBILITIES. ALSO, IT WILL BE NECESSARY TO STATE HOW MANY, WHICH AND WHAT FUNCTIONS THEY PERFORM. IN THE DESCRIPTION, IT WILL ALSO BE NECESSARY TO EXPLAIN THE MANNER IN WHICH ALL INTERMEDIATE ORGANISMS REPORT THEIR ACTIVITIES TO THE BOARD OF DIRECTORS.

THE BOARD OF DIRECTORS HAS A SOLID STRUCTURE, ALTHOUGH FLEXIBLE TOO, WHICH ALLOWS THE CORRECT MANAGEMENT OF THE SOCIAL BUSINESS.

THE BOARD OF DIRECTORS IS STRUCTURED AS A 5-DIRECTOR PROFESSIONAL ASSOCIATION ENTITY WITH THEIR COPRRESPONDING ALTERNATE DIRECTORS. ANY SHAREHOLDER OR GROUP OF SHAREHOLDERS REPRESENTING AT LEAST 10% OF THE TOTAL AMOUNT OF THE SHARES WILL BE ENTITLED TO NAME A DIRECTOR.

THE DIRECTORS ARE ELECTED FOR A ONE YEAR PERIOD AND SHALL CONTINUE FULFILLING THEIR RESPONSIBILITIES EVEN WHEN THEIR TERM MAY HAVE COME TO AN END, UNTIL THEIR REPLACEMENTS HAVE BEEN DULY APPOINTED AND ARE IN FULL CHARGE OF THEIR DUTIES.

Regarding the Integration of the Board of Directors	YES	NO
1) Is the Board of Directors integrated by a minimum of 5 and a maximum of 15 directors? (Principle2)	X	
2) Are there only directors? (Principle 3)		X
3) Do the alternate directors only cover for a previously established director? (Principle3)		X

4) If so, does the director suggest the appointment of the person to be his(her) corresponding alternate, to the Board of Directors? (Principle 3) COMMENTS: IT IS PRACTICALLY A BOARD MADE OF A LARGE PERCENTAGE OF DIRECTORS ,WHO HAVE BEEN ACTING AS SUCH FOR SOME YEARS NOW. IN WITNESS WHEREOF, WHAT HAS BEEN DONE, IS A DISTRIBUTION OF THE MEMBERS OF THE BOARD OF DIRECTORS, SO THERE EXISTS AMONG THE ALTERNATE DIRECTORS AND THEIR CORRESPONDING DIRECTORS A MORE EFFECTIVE TEAM INVOLVEMENT.		X
5) Do the independent and patrimonial directors jointly represent at least 40% of the Board of Directors? (Principle 7) Comments: SINCE THE COMPANY IS CARRYING OUT ALL NECESSARY PAPERWORK TO CANCEL ITS REGISTRATION IN THE SECURITIES SECTION OF THE NATIONAL SECURITIES RECORD BOOK OF THE COMPANY'S CAPITAL STOCK REPRESENTATIVE SHARES, AS WELL AS THE ANNULMENT OF THE APPROVAL TO CALL OUT IN THE A STOCK EXCHANGE.		X
6) Do the independent directors represent at least 20% of the total amount of directors? (Principle 7) Comments: SAME OBSERVATION AS THE ONE IN POINT 5.		X
7) Are the directors considered independent and patrimonial, mentioned in the annual report submitted by the Board of Directors? (Principle 8) Comments: SAME OBSERVATION AS THE ONE IN POINT 5.		X
8) Is the category of the patrimonial directors mentioned in the annual report? (Principle 8) Comments: SAME OBSERVATION AS THE ONE IN POINT 5.		X
9) Are the main positions of each director mentioned in the annual report of the Board of Directors? (Principle 9) Comments: SAME OBSERVATION AS THE ONE IN POINT 5.		X

* Should this question be answered affirmatively, it will be necessary to answer NOT APPLICABLE for the next questions 3) and 4) in the comments column.

Regarding the Integration of the Board of Directors

	YES	NO
10) Is the Board of Directors integrated by a minimum o 5 and a maximum of 15 directors? (Principle2)	X	
11) Are the intermediate entities only made of directors? (Principle12) Comments: THERE ARE NO INTERMEDIATE ENTITIES.		X
12) Is every intermediate entity made of a minimum of 3 members and a maximum of 7? (Principle 13) Comments: THERE ARE NO INTERMEDIATE ENTITIES.		X
13) Is every independent director involved in a least one of the intermediate entities, besides carrying out his/her duties in the Board ? (Principle 16) Comments: SAME OBSERVATION AS IN POINT 5		X
14) Is the intermediate entity in charge of the Auditing activity presided by an independent director?) (Principle 17) Comments: THERE ARE NO INTERMEDIATE ENTITIES.		X

Regarding the Management of the Board of Directors

	YES	NO
15) Does the Board of Directors gather at least 4 times a year? (Principle 18) Comments: SINCE THE DAILY MANAGEMENT OF THE SOCIETY IS THE DIRECTOR AND A MANAGING TEAM' RESPONSIBILITY WHO HAVE THE SUPPORT AND SUPERVISION OF THE BOARD OF DIRECTORS.		X
16) Is at least one of Board of Directors Meetings dedicated to the definition of the Society	X	

medium and long term strategy? (Principle 18)		
17) Can a Board of Directors meeting be summoned with at least 25% of directors of a directors' meeting? (Principle 19) Comments: SINCE THE COMPANY IS CARRYING OUT ALL NECESSARY PAPERWORK TO CANCEL ITS REGISTRATION IN THE SECURITIES SECTION OF THE NATIONAL SECURITIES RECORD BOOK OF THE COMPANY'S CAPITAL STOCK REPRESENTATIVE SHARES, AS WELL AS THE ANNULMENT OF THE APPROVAL TO CALL OUT IN A STOCK EXCHANGE.		X
18) Do the directors have access to all the relevant information at least 5 days prior to the date of the sitting? (Principle 20)	X	
19) Is there any given mechanism to ensure that the directors may appraise issues regarding strategic matters, even though they do not receive the necessary information at least 5 days in advance? (Principle 20) Comments: SHOULD THE DIRECTORS FAIL TO RECEIVE ALL THE NECESSARY INFORMATION AT LEAST 5 WEEKDAYS IN ADVANCE AND SHOULD THERE BE ANY GIVEN STRATEGIC ISSUE EITHER, THE CHAIRMAN, OR THE DIRECTOR GENERAL OR THE SECRETARY OF THE BOARD , WHATEVER THE CASE MIGHT BE, WOULD PREVIOUSLY DISCUSS IT ON THE TELEPHONE OR BY MEANS OF THE FAX WITH EVERY SINGLE DIRECTOR, OR WOULD DISTRIBUTE THE NECESSARY INFORMATION IN ORDER TO BE ABLE TO COMMENT AND MAKE A DECISION REGARDING SAME, IN THE CORRESPONDING SITTING.	X	
20) Is the first time appointed director briefed regarding his/her duties and the current status of the society? (Principle 21)	X	

Regarding the Directors	YES	NO
21) Do the directors inform both the President and the Secretary of the Board of any conflict that may lead them not to vote and that they do avoid participating in the corresponding	X	

deliberation? (Principle 22) Comments: THE DIRECTORS MUST INFORM OF ANY CONFLICT OF THIS KIND.		
22) Do the directors strictly make use of the assets or services of the society to fulfill their duties of the social purpose? (Principle 23)	X	
23) If so, are clear policies determined when the directors exceptionally make use of the assets of the society for personal matters) (Principle 23) Comments: THE EXISTING POLICY DETERMINES THAT IN NO CASE THE ASSETS OF THE SOCIETY MAY BE USED BY THE DIRECTORS FOR PERSONAL MATTERS.		X
24) Do the directors dedicate at least 70% of their time in attending the sessions for which they are summoned? (Principle 24)	X	
25) Do the directors keep an absolute confidentiality regarding the social matters they are aware of in the sittings they attend ? (Principle 25) Comments: THE DIRECTORS ARE AWARE OF THE CONFIDENTIALITY OF ALL INFORMATION ISSUED IN THE SITTINGS AND CONSEQUENTLY, ARE ALSO AWARE OF THEIR DUTY TO MAINTAIN AN ABSOLUTE SECRECY REGARDING SAME.	X	
26) Do the directors and the alternate directors keep each other informed regarding the matters dealt with in the Board's sittings? (Principle 26) Comments: ALL ALTERNATE DIRECTORS ARE INVITED TO ALL AND EVERY SITTING OF THE BOARD	X	
27) Does the Board of Directors take into account the opinions, recommendations and suggestions emerging from the company's performance analysis? (Principle 27)	X	

2.- Compensation and appraisal Performance

III) REGARDING THE COMPENSATION AND APPRAISAL PERFORMANCE(SECTION III SEE SECTION III, PRINCIPLE 28)

THE HANDLING OF THE DIRECTOR GENERAL'S COMPENSATION AND APPRAISAL AS WELL AS THE TOP OFFICERS' SHALL BE MENTIONED IN THIS SECTION, BY DESCRIBING THE PROCESSES USED TO COMPLY WITH SAID PERFORMANCES.

THE APPRAISAL OF THE SOCIETY'S OFFICERS IS CARRIED OUT BY MEANS OF THE REVIEW OF THEIR GOALS AND COMMITMENTS AT THE BEGINNING OF EACH SOCIAL YEAR. THE DIRECTOR GENERAL HAS MONTHLY MEETINGS WITH HIS OFFICERS IN ORDER TO BE ACQUAINTED WITH THE STATUS OF ALL THE GOALS SET AND THE COMMITMENTS ,AS WELL AS TO DETERMINE AN APPRAISAL OF THE LEVELS OF EACH AREA.

Regarding the Operation of the entity that carries out the Compensation and Appraisal responsibility	YES	NO
28) Does the intermediate entity in charge of all Compensation and Appraisal duties ensure that the top level executives' hiring and probable payments due to the severance from the society comply with policies approved by the Board? (Principle 29) Comments: SINCE THE COMPANY IS CARRYING OUT ALL NECESSARY PAPERWORK TO CANCEL ITS REGISTRATION IN THE SECURITIES SECTION OF THE NATIONAL SECURITIES RECORD BOOK OF THE COMPANY'S CAPITAL STOCK REPRESENTATIVE SHARES, AS WELL AS THE ANNULMENT OF THE APPROVAL TO CALL OUT IN A STOCK EXCHANGE.	X	
29) Are the policies and structure used to determine the packages of directors and officers disclosed? (Principle 30) Comments: IT'S A CONFIDENTIAL ISSUE.		X

3. Auditing Duty

iv) Regarding the Auditing Duty see section III Principles 31,37, 38, 40)

IN THIS SECTION, IT WILL BE NECESSARY TO MENTION HOW THE AUDITING DUTY IS CARRIED OUT, BY MENTIONING THE PROCEDURES USED TO COMPLY WITH SAID DUTIES. MORE SPECIFICALLY, IT WILL BE NECESSARY TO DESCRIBE HOW THE INTERMEDIATE ENTITY INTERACTS WITH THE BOARD REGARDING THE SOCIETY'S ACCOUNTING PRACTICES AND MECHANISMS IT HAS TO ENSURE A TOP QUALITY IN THE FINANCIAL INFORMATION.

THE SOCIETY HAS GRUPO CONDUMEX INTERNAL AUDITING FULL SUPPORT, WHICH AUDITS THE SOCIETY , MAKING SURE THAT: (I) ALL APPROVED REGULATIONS AND POLICIES BY MANAGEMENT BE HONORED; (II) ALL INTERNAL CONTROL SYSTEMS BE SUFFICIENT AND RELIABLE FOR THE PROPER MANAGEMENT OF THE SOCIETY; (III) ALL FISCAL AND LEGAL OBLIGATION TO WHICH THE SOCIETY IS BOND TO, BE TIMELY AND CORRECTLY HONORED, AND (IV) THAT ALL SUBMITTED FINANCIAL INFORMATION BE RELIABLE AND DULY DELIVERED, IN COMPLIANCE WITH THE AFOREMENTIONED POINTS AND THE ACCOUNTING PRINCIPLES GENERALLY ACCEPTED; ONCE THE AUDIT IS FINISHED, A REPORT IS ISSUED TO MANAGEMENT AS WELL AS TO ALL THE EXECUTIVES OF THE CORRESPONDING AREAS, WHENEVER DIFFERENCES ARE DETECTED, SO THEY CAN BE DULY CORRECTED. THE SELECTION, HIRING AND COORDINATION OF ALL EXTERNAL AUDITORS IS CARRIED OUT WITH THE FULL SUPPORT OF GRUPO CONDUMEX INTERNAL AUDITING AREA, SO THEY CAN CARRY OUT THE AUDIT OF THE SOCIETY, WHO THEN RENDER A DECISION REGARDING THE FINANCIAL STATEMENTS. THE BOARD OF DIRECTORS RELIES AND DEPENDS ON GRUPO CONDUMEX INTERNAL AUDITING STRUCTURE, WHICH ALLOW S IT TO APPRAISE THE FINANCIAL INFORMATION, AS WELL AS THE EFFECTIVENESS OF ALL REGULATIONS AND INTERNAL CONTROLS, SO IT CAN PREPARE THE SOCIETY'S FINANCIAL INFORMATION.

Regarding the selection of Auditors	YES	NO
30) Do all earnings of the external auditor as well as of any other external examination from	X	

the carrying out of the society's audit, represent an equal or lesser percentage than 20% of the total earnings of the firms in charge? (Principle 32)		
31) Does the rotation of the partner rendering an opinion of the society take place at least every 6 years ? (Principle 34)	X	
32) Is the person signing the auditing opinion of the society's annual financial statements different from the one acting as Statutory Examiner? (Principle 34)	X	
33) Is information disclosed in the Annual Report regarding the Statutory Examiner's professional profile? (Principle 35) Comments: SINCE THE COMPANY IS CARRYING OUT ALL NECESSARY PAPERWORK TO CANCEL ITS REGISTRATION IN THE SECURITIES SECTION OF THE NATIONAL SECURITIES RECORD BOOK OF THE COMPANY'S CAPITAL STOCK REPRESENTATIVE SHARES, AS WELL AS THE ANNULMENT OF THE APPROVAL TO CALL OUT IN A STOCK EXCHANGE.	X	
Regarding the Financial Information		
34) Does the Society have an internal auditing department? (Principle 36) Comments: IT RELIES ON GRUPO CONDUMEX INTERNAL AUDITING AREA.		X
35) Does the intermediate entity responsible for the Auditing duty submit the accounting policies to the approval of the Board? (Principle 37). Comments: THERE IS NO AUDITING INTERMEDIATE ENTITY.		X
36) Does the intermediate entity responsible for the Auditing duty make sure the intermediate public financial information is elaborated according to the same Principles, criteria and practices that will be used in the annual reports? (Principle 39) Comments: THERE IS NO AUDITING INTERMEDIATE ENTITY.		X
Regarding Internal Controls		
37) Is there a system for internal controls? (Principle 41)	X	
38) Are the general policies for the internal control system submitted to the Board's approval? (Principle 41)		X

Comments: THEY ARE CURRENTLY SUBMITTED FOR THE APPROVAL OF THE BOARD OF DIRECTORS		
39) Does the intermediate entity in charge of the Auditing duty appraise and issue an opinion regarding the effectiveness of the internal control system? (Principle 42) Comments: THERE IS NO AUDITING INTERMEDIATE ENTITY.		X
40) Do the external auditors validate the effectiveness of the internal control system and do they issue a report regarding said controls? (Principle 43)	X	

Examination of Compliance. Provisions	YES	NO
41) Does the intermediate entity responsible for the Auditing duty assess the existence of controls that allow determining whether the society complies with its applicable provisions and does it report it periodically to the Board ? (Principle 44) Comments: THERE IS NO AUDITING INTERMEDIATE ENTITY		X
42) Is the examination of the compliance of all applicable provisions carried out at least once a year (Principle 44)	X	
43) Is the Board of Directors periodically briefed regarding the legal status of same? (Principle 45) Comments: EVERY TIME IT GATHERS.	X	

4. Planning and Finance Performance

v) REGARDING THE PLANNING AND FINANCE PERFORMANCE IV (SEE SECTION IV, PRINCIPLE 46)

IN THIS SECTION, IT WILL BE NECESSARY TO STATE HOW THE PLANNING AND FINANCE PERFORMANCES ARE BEING HONORED, BY DESCRIBING THE PROCESSES USED TO COMPLY WITH SAID PERFORMANCES. PARTICULARLY, THE INTERACTION THE INTERMEDIATE ENTITY

HAS WITH THE BOARD SHALL, BE INCLUDED IN THE DESCRIPTION TO SUPPORT IT IN THE DECISIONS .

THE SOCIETY HAS GRUPO CONDUMEX FINANCE AND ADMINISTRATION AREAS' FULL SUPPORT, WHICH APPRAISES THE FEASIBILITY OF ALL REQUIRED INVESTMENTS NEEDED, AS WELL AS ALL FINANCIAL PROJECTIONS OF SAME, FOLLOWING THEM UP WHENEVER BOTH THE DEVELOPMENT AND HONORING OF ANY OF THE ABOVEMENTIONED POINTS IS AUTHORIZED. IT ALSO INFORMS MANAGEMENT REGARDING EACH OF THE STEPS OF THE CORRESPONDING PROJECTS, TAKING INTO CONSIDERATION THE SOCIETY'S STRATEGIC VISION, IN THE ANALYSIS. IT ALSO DETERMINES THE REQUIRED FINANCIAL POSITIONS FOR THE ELABORATION OF THE ANNUAL BUDGET, BY COORDINATING ALL ACTIVITIES UNTIL THE PRESENTATION OF SAME TO MANAGEMENT.

Regarding the performance of the intermediate entity in charge of the Planning and Finance duty	YES	NO
44) Does the intermediate entity responsible for the Planning and Finance duty issue an appraisal regarding the feasibility of the main investments and financing transactions of the Society? (Principle 47) Comments: THERE IS NO FINANCING INTERMEDIATE ENTITY.		X
45) Does the intermediate entity responsible for the Finance and Planning duties periodically evaluate the society's strategic position, in compliance with what is set in the strategic plan? (Principle 48) Comments: THERE IS NO FINANCING INTERMEDIATE ENTITY.		X
46) Does the intermediate entity responsible for the Finance and Planning duties, back up the Board by examining the congruity regarding the investment and financing policies with the society's strategic vision? (Principle 49) Comments: THERE IS NO FINANCING INTERMEDIATE ENTITY.		X

47) Does the intermediate entity responsible for the Finance and Planning duties, back up the Board by examining the society's financial projections and by ensuring its congruity with the strategic plan ? (Principle 50) Comments: THERE IS NO FINANCING INTERMEDIATE ENTITY.		X

Optional Question

IF THERE ARE COMPLEMENTARY CORPORATE RULING PRACTICES OTHER THE ONES RECOMMENDED BY THE CORPORATE CODE OF BETTER PRACTICES, AN OPTION IS GIVEN IN THIS SECTION SO THE ISSUER CAN MAKE THEM KNOWN

1. **STOCKHOLDERS RIGHTS**

Regarding the information and the Agenda of the Stockholders Meeting	YES	NO
1) Was the point regarding "Miscellaneous " omitted in the Agenda? (Principle 51)	X	
2) Was the grouping of matters regarding different topics in one single items, disregarded in the Agenda? (Principle 51)	X	
3) Is all the information regarding each and every item of the Agenda of the Stockholders Meeting available, 15 days prior to the date of same? (Principle 52)	X	
4) Are stockholders handed some kind of questionnaire containing a detailed amount of information and possible voting alternatives regarding the items of the Agenda, so to be able to issue instructions to their proxies? (Principle 53). Comments: SINCE THE COMPANY IS CARRYING OUT ALL NECESSARY PAPERWORK TO CANCEL ITS REGISTRATION IN THE SECURITIES SECTION OF THE NATIONAL SECURITIES RECORD BOOK OF THE COMPANY'S CAPITAL STOCK REPRESENTATIVE SHARES, AS WELL AS THE ANNULMENT OF THE APPROVAL TO CALL OUT IN A STOCK EXCHANGE.		X

5) Is there an integration proposal from the Board of Directors included in the information handed to the stockholders, along with information regarding the professional profile of the candidates? (Principle 54). Comments: SAME AS FOR POINT 4.		X

ii) Regarding Information and Communication between the Board of Directors and the Stockholders	YES	NO
6) Does the Board of Directors include relevant aspects of the works of each intermediate entity, as well as the names of their members in its annual report to the Board? (Principle 55) Comments:: SAME AS FOR POINT 4		X
7) Are the reports of each intermediate entity submitted to the Board, available for the stockholders, along with the material for the Meeting? (Principle 55) Comments:: SAME AS FOR POINT 4		X
8) Does the society have responsible policies, mechanisms and people to inform the stockholders and to maintain communication channels with the potential stockholders and investors? (Principle 56) Comments:: SAME AS FOR POINT 4	X	